Qiao Xing Universal Telephone, Inc. Appoints New Chief Financial Officer

The Company aims to release key financial data every quarter starting 2004

Huizhou, China—December 19, 2003—Qiao Xing Universal Telephone, Inc. (NASDAQ: XING) today announced that Mr. Albert Leung has joined the Company as Chief Financial Officer effective 19th December, 2003. Mr. Leung will oversee the financial and accounting matters of the Company. At the same time, the Company is aiming at releasing various key financial data on a quarterly basis starting 2004.

Mr. Albert Leung has held senior positions in accounting and finance at headquarters level and company operation levels in multinational corporations including L’Air Liquide S.A., DMC Group, Euro RSCG Asia Pacific, etc, with postings in France, Taiwan, Singapore and Hong Kong. He was the CFO of Yantai Dahua Holdings Co. Ltd., an OTC Bulletin Board quoted company, prior to his joining Qiao Xing. Mr. Leung is a member of the Association of Chartered Certified Accountants of Great Britain and a member of the Hong Kong Society of Accountants. He is a graduate of the Hong Kong Polytechnic and l’Ecole des Hautes Etudes Commercials in France.

Mr. Ruilin WU, Chairman of the Company said, “We are pleased to have Albert joining us as CFO. His experience with multi-national corporations can help us further strengthen our financial operations and internal control measures.”

“Simultaneously, we aim to release various key financial data quarterly starting next year so as to increase our transparency with the investors public” Mr. WU added.

About Qiao Xing Universal Telephone, Inc.

In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces over 200 models of corded and cordless telephones and distributes such products through an extensive network of more than 3,500 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit www.cosun-xing.com.

Forward-looking statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,”

“expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Source: Qiao Xing Universal Telephone, Inc.

For more information on Qiao Xing Universal Telephone, Inc., please contact:

Rick Xiao of Qiao Xing Universal Telephone, Inc. Email: rickxiao@qiaoxing.com Tel: 86752 — 2820268